    Attention Business Editors:

    PetroKazakhstan Inc. - Filing of Annual Information Form

    CALGARY, May 20 /CNW/ - In accordance with the requirements of National Instrument 51-101 of the Canadian Securities Administrators, PetroKazakhstan Inc. (the "Corporation") announces that it has filed its statement of reserves data, the report of its independent qualified reserves evaluator and the related report of management and directors with the securities regulatory authorities in Canada.

    This information is contained or incorporated by reference in the Corporation's Annual Information Form for the year ended December 31, 2003, which can be found for viewing on the Corporation's website at www.petrokazakhstan.com or under its SEDAR profile at www.sedar.com.

    The Corporation is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

    PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ.

    The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

    For further information: Ihor P. Wasylkiw, Vice President Investor  Relations, +1 (403) 221-8658, +1 (403) 383-2234 (cell), Jeffrey D. Auld, Manager Investor Relations -Europe, + 44 (1753) 410-020, + 44 79-00-891-538 (cell)